ROBERT L. B. DIENER
Attorney at Law

56 Laenani Street
Haiku, HI 96708
 (310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

May 20, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Re:	Cyberspace Vita, Inc. (the “Company”)
Form 8-K (Item 4.01)
File No. 333-141929
Filed on May 12, 2011

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 17, 2011 addressed to Mr. Geoffrey Alison, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of its Current Report on Form 8-K.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended its Current Report on Form 8-K.

Item 4.01 8-K Filed May 12, 2011

1.
We note your disclosure that the Board of Directors decided to engage Paritz & Co. and in conjunction therewith, the Company has dismissed its former accountant effective May 11, 2011. Please confirm to us that the Board of Directors actually engaged Paritz Co. on May 11, 2011. In addition, please state whether the decision to dismiss De Joya Griffith & Company, LLC was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Division of Corporate Finance
May 20, 2011

COMPANY RESPONSE:

We have amended our disclosure to specify that the Board of Directors actually engaged Paritz & Co., P.A. on May 11, 2011 and that the Board approved the dismissal of De Joya Griffith & Co., LLC as there is no audit or similar committee to perform this function.

2.
Please revise the period during which there were no reportable events. This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

COMPANY RESPONSE:

We have amended our disclosure to include the subsequent interim period with respect to any “reportable events”.

3.	Please file an updated letter from De Joya Griffith & Company, LLC as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

COMPANY RESPONSE:

An updated letter from De Joya Griffith & Company, LLC is filed as Exhibit 16.1 to the Form 8-K amendment.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Division of Corporate Finance
May 20, 2011

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LAW OFFICES OF ROBERT DIENER

By:	/S/ Robert L. B. Diener
Robert L. B. Diener